Dimensional

February 24, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Stirling

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258
Dimensional Investment Group Inc.
File Nos. 33-33980 and 811-6067

Dear Ms. Stirling:

On behalf of DFA Investment Dimensions Group Inc. and Dimensional Investment Group Inc. (each a “Registrant,” and together, the “Registrants”), following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 116/117 to the Registration Statement of DFA Investment Dimensions Group Inc. and Post-Effective Amendment Nos. 56/57 to the Registration Statement on Form N-1A of Dimensional Investment Group Inc. (each an “Amendment” and together the “Amendments”), each filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2009, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrants’ responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendments.

Front Cover- Class R Shares Prospectus

1.           Comment.  Please delete the paragraph appearing under the names of the Registrant(s) on the front cover of each prospectus. Please also delete the information that appears below the caption “Class R2 Shares” on the front cover of the Class R shares prospectus.

Response.  The Registrants have removed the first paragraph under the names of the Registrant(s) and the second to last paragraph on the front cover.  The instruction to Item 1 of Form N-1A states that “a Fund may include on the front cover page . . . any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b) states that a Fund may include, except in response to Items 2 through 8, information that is not otherwise required so long as the information is not incomplete, inaccurate, or misleading and does not, because of the nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.

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The Registrant(s) believe that the additional information that remains on the front cover does not obscure or impede the understanding of the information that is required to be included.

Investment Objective- All Feeder Portfolios

2.           Comment.  Please delete the second sentence under the heading “Investment Objective” for each Feeder Portfolio.

Response.  The Registrants believe that this sentence, which describes the master/feeder structure, is necessary to avoid investor confusion.  The sections “Annual Fund Operating Expenses,” “Example” and “Portfolio Turnover,” each require disclosures that discuss a Feeder Portfolio’s corresponding Master Fund.  The Registrants believe that the information provided in the Summary sections identified above will be confusing to investors if the first time that a Feeder Portfolio’s Master Fund is identified is in the “Principal Investment Strategies” section.  Item 2 permits a fund to identify its type or category.  The Registrants believe that it is not inconsistent with Item 2 for a Feeder Portfolio to disclose information about its unusual structure.

Investment Objective- Fixed Income Portfolios

3.           Comment.  LWAS/DFA Two-Year Fixed Income Portfolio, LWAS/DFA Two-Year Government Portfolio and DFA Intermediate-Term Extended Quality Portfolio, each includes the phrase “maximize total returns” in its investment objective.  Please include a statement after each Portfolio’s investment objective that total return is comprised of income and capital appreciation.

Response.  The requested changes have been made.

4.           Comment.  For each of the LWAS/DFA Two-Year Fixed Income Portfolio, LWAS/DFA Two-Year Government Portfolio and DFA Intermediate-Term Extended Quality Portfolio, please identify how the Portfolio will achieve the capital appreciation component of total return in its investment objective.

Response.  The Advisor considers both income and capital appreciation when making investment decisions for each of the listed Portfolios.  For example, when evaluating the eligible universe for the particular portfolio, the Advisor will consider both the income and capital appreciation potential of the eligible securities rather than simply purchasing the security with the highest income potential.

Investment Objective- Global Equity Portfolios

5.           Comment.  Please delete the second sentence under the heading “Investment Objective” for each of the Global Equity Portfolio, Global 60/40 Portfolio and Global 25/75 Portfolio.

Response.  The requested deletions have been made.

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Fees and Expenses of the Portfolio – All Portfolios

6.           Comment.  Please delete the second sentence under the heading “FEES AND EXPENSES OF THE PORTFOLIO.”

Response.  The sentence has been deleted.

7.           Comment.  In the “Annual Fund Operating Expenses” table, please revise the caption “Total Annual Operating Expenses” to read “Total Annual Fund Operating Expenses,” and the caption “Net Expenses” to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement or (Recovery).”

Response.  The requested changes have been made.

8.           Comment.  For each applicable Portfolio, with respect to the footnote to the “Annual Fund Operating Expenses” table describing the Fee Waiver and Expense Assumption Agreement, please revise the disclosure to state whether the fee waiver may be terminated during the one-year contractual period.

Response.  The second sentence in the footnote describing the Fee Waiver and Expense Assumption Agreement for each applicable Portfolio has been revised as follows:  “The Fee Waiver and Expense Assumption Agreement for the [name] Portfolio will remain in effect through March 1, 2011, and may not be terminated by the Advisor prior to that date.”

9.          Comment.  For each applicable Portfolio, please move the sentence under the “Example” that discloses that the affect of the fee and/or expense waiver is reflected in the costs for the first year only to appear as the second to the last sentence of the paragraph that precedes the “Example” table.

Response.  The requested changes have been made.

10.           Comment.  For each applicable Portfolio, please delete the current footnote to the caption “Acquired Fund Fees and Expenses,” which is not permitted.  A footnote may be included that explains that there are differences in the Total Annual Fund Operating Expenses disclosed in the Annual Fund Operating Expenses table and the Financial Highlights due to the inclusion of Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table.

Response.  The current footnote has been deleted and replaced with the following:  “Since the “Acquired Fund Fees and Expenses” are not directly borne by the Portfolio, they are not reflected in the Portfolio’s financial statements, and therefore, the amounts listed in “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses

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After Fee Waiver and/or Expense Reimbursement or (Recovery)” will differ from those presented in the Financial Highlights.”

Fees and Expenses of the Portfolio – All Feeder Portfolios

11.          Comment.  For each Feeder Portfolio, please delete the first footnote to the “Annual Fund Operating Expenses” table.

Response.  The footnote identified in Comment 11 is required by Instruction 1.(d)(i) to Item 3.

12.           Comment.  For each Feeder Portfolio, please delete the last sentence under the heading “Example.”

Response.  The disclosure identified in Comment 12 is required by Instruction 1.(d)(i) to Item 3.

Fees and Expenses of the Portfolio – Enhanced U.S. Large Company Portfolio,  U.S. Targeted Value Portfolio, U.S. Small Cap Portfolio, DFA One-Year Fixed Income Portfolio and DFA Two-Year Fixed Income Portfolio

13.           Comment.  For each applicable Portfolio, please delete the footnote to the “Annual Fund Operating Expenses” table that states that the Management Fee includes the investment advisory fee and the administrative fee paid to the Advisor.

Response.  The footnote has been deleted for each applicable Portfolio.

Fees and Expenses of the Portfolio – Class R Shares Prospectus and LWAS/DFA Portfolios Prospectus

14.          Comment.  The “Shareholder Services Fee” item in the “Annual Fund Operating Expenses” table for the Class R shares should not be listed as a separate expense item but may be listed as a sub-caption under “Other Expenses.”

Response.  The “Shareholder Services Fee” item in the “Annual Fund Operating Expenses” table for the Class R shares has been removed as a separate expense item and is now listed as a sub-caption under “Other Expenses.”

15.          Comment.  For the LWAS/DFA Portfolios, the footnote to “Other Expense” in the “Annual Fund Operating Expenses” table describing the client services fee should be deleted.  The Portfolios may include the client services fee as a sub-caption under “Other Expenses.”

Response.  The footnote describing the client services fee has been deleted.  The

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client services fee is now listed as a sub-caption under “Other Expenses.”

Performance – All Portfolios

16.           Comment.  The second to last sentence in the first paragraph of the “Performance” section, which discloses that index returns do not reflect a deduction for fees, expenses or taxes, should be deleted.  The information contained in this sentence should appear in a parenthetical next to the name of the index in the performance table.

Response.  The requested changes have been made.

17.           Comment.  In the “Performance Section,” only include the sentence discussing a negative pre-tax total return if such disclosure is applicable to the Portfolio.

Response.  The requested change has been made.

18.           Comment.  In the “Performance Section,” please explain the reason for the footnotes for the Standard & Poor’s and Merrill Lynch indices.

Response.  The footnotes are required by each respective index provider.

Performance – Class R shares

19.           Comment.  For each applicable Portfolio, the disclosure in the first paragraph of the “Performance” section that explains the use of the Institutional class performance for Class R1 shares and Class R2 shares, which do not have a performance history, should be removed from the paragraph and appear as a footnote to the performance table.

Response.  The requested changes have been made.

Investment Advisor/Portfolio Management– All Portfolios

20.           Comment.  For each Portfolio, please revise the “Investment Advisor/Portfolio Management” section in the summary so that it only includes the name of the investment advisor, the name of each portfolio manager, the title of each portfolio manager and the length of service of each portfolio manager.

Response.  The “Investment Advisor/Portfolio Management” section in the summary has been revised accordingly for each Portfolio.

Purchase and Redemption of Fund Shares– All Portfolios

21.           Comment.  For each Portfolio, delete the first sentence and the two sentences of the paragraph describing the eligible investors under the heading “Purchase and Redemption of Fund Shares.”  Also include the investment minimum for each Portfolio.

Response.  Each Portfolio will delete the first sentence of the paragraph.  The Registrants believe that the two sentences describing the investors eligible to purchase a Portfolio are necessary to avoid purchase requests from individuals who do not meet a Portfolio’s criteria for investment.  The Portfolios do not have a minimum investment amount.

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Principal Risks

22.           Comment.  For each Portfolio that discloses “small company risk,” please enhance the discussion regarding the risks of investing in small companies.

Response.  The disclosure for “Small Company Risk” will be modified to read as follows:

Small Company Risk:  Securities of small companies are often less liquid than those of large companies and this could make it difficult to sell a small company security at a desired time or price.  As a result, small company stocks may fluctuate relatively more in price.  In general, smaller capitalization companies are also more vulnerable than larger companies to adverse business or economic developments and they may have more limited resources.

23.           Comment.  For the U.S. Large Cap Value Portfolio, U.S. Large Cap Value Portfolio II, U.S. Large Cap Value Portfolio III, U.S. Targeted Value Portfolio, U.S. Core Equity 1 Portfolio, U.S. Core Equity 2 Portfolio, U.S. Vector Equity Portfolio, DFA International Value Portfolio, DFA International Value Portfolio II, DFA International Value Portfolio III, DFA International Value Portfolio IV, International Core Equity Portfolio, LWAS/DFA U.S. High Book to Market Portfolio, LWAS/DFA International High Book to Market Portfolio, Tax-Managed DFA International Value Portfolio, Tax-Managed U.S. Marketwide Value Portfolio, Tax-Managed U.S. Targeted Value Portfolio, Emerging Markets Value Portfolio and Emerging Markets Core Equity Portfolio, please add “Value Investment Risk.”

Response.  “Value Investment Risk” has been added as a risk for each of the identified Portfolios and reads as follows:

Value Investment Risk:  Value stocks may perform differently from the market as a whole and following a value-oriented investment strategy may cause the Portfolio to at times underperform equity funds that use other investment strategies.

Principal Investment Strategies

24.           Comment.  For Tax-Managed U.S. Targeted Value Portfolio, the term “targeted” is contained in the name of the Portfolio.  Please define what the term “targeted” means.

Response.   The term “targeted” is not intended to describe any investment policy of the Portfolio.  The Registrant does not believe that the use of the term “targeted” in the

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Portfolio’s name is a term that could be considered “materially deceptive or misleading” pursuant to Section 35(d) of the 1940 Act.

25.           Comment.  For U.S. Large Company Portfolio, U.S. Enhanced U.S. Large Company Portfolio and U.S. Large Company Institutional Index Portfolio, please explain why the market capitalization range of the S&P 500 Index is a reasonable range for a definition of a large company.

Response.  The SEC staff provided the following guidance with respect to capitalization definitions in “Frequently Asked Questions about Rule 35d-1”:  “In developing a definition of the terms small-, mid-, or large-capitalization, registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.”

The Registrants believe that the market capitalization range of the S&P 500 Index is a reasonable range for a definition of a large company because the S&P 500 Index is generally recognized in the mutual fund industry as an index that reflects the risk/return characteristics of the large cap universe and is commonly used by large company funds for performance comparison purposes.  Morningstar, a mutual fund rating organization, characterizes the S&P 500 Index as having a large orientation.

26.           Comment.  For U.S. Large Company Portfolio and Enhanced U.S. Large Company Portfolio, please explain why the paragraph that begins “About the S&P 500 Index” is included in the “Principal Investment Strategies” summary section.

Response.  This disclosure is required by the Registrants’ contract with Standard & Poor’s.

27.           Comment.  For the Enhanced U.S. Large Company Portfolio, please include the average maturity and investment quality descriptions of the fixed income investments in the “Principal Investment Strategies” summary section.

Response.  Average maturity and investment quality descriptions have been added to disclosure concerning fixed income investments in the “Principal Investment Strategies” summary section.

28.           Comment.  For the U.S. Large Company Institutional Index Portfolio, please include disclosure that states how the 95% tracking correlation to the index is monitored and what steps are taken to ensure that the tracking accuracy is maintained.

Response.  In the Adopting Release for Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), the Release states that Rule 35d-1 was not codifying the prior positions of the Division of Investment Management with respect to

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investment company names including the term “index” in the name, and noted in a footnote that such prior guidance was rescinded with the adoption of the Form N-1A amendments in Investment Company Act Release No. 23064 (Mar. 13, 1998).  The Portfolio believes that its policy to invest in the stocks that comprise the S&P 500 Index in approximately the proportions they are represented in the S&P 500 Index, as well as its policy to invest at least 95% of its assets in stocks that comprise the S&P 500 Index, are sufficient to prevent the Portfolio’s name from being considered misleading under Section 35(d) of the 1940 Act.

29.           Comment.  For Global Equity Portfolio, Global 60/40 Portfolio and Global 25/75 Portfolio (each a “Global Portfolio”), please include disclosure that states that each Portfolio will invest in three or more non-U.S. countries, and that at least  40% of the Portfolio’s assets will be invested in companies associated with countries other than the U.S.

Response.  In the Adopting Release for Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), the Release states the term “global” connotes diversification among investments in a number of different countries throughout the world and that the SEC expects that investment companies using this term in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.  Each Global Portfolio, through its investments in the Underlying Funds, has exposure to investments economically tied to approximately forty different countries, including the United States.  The Registrant believes that each Global Portfolio’s diversification of investments across numerous different countries through its investments in the Underlying Funds meets the standards set forth in the Release with respect to the use of the term “global” in a fund’s name, which does not include a specific asset test for non-U.S. investments.

30.           Comment.  For Global 60/40 Portfolio and Global 25/75 Portfolio, please include in the “Principal Investment Strategies” summary section, disclosure regarding the maturity parameters for the fixed income investments of the Underlying Funds.

Response.  The requested disclosure has been added.

31.           Comment.  For Global Equity Portfolio, please include in the “Principal Investment Strategies” summary section, disclosure regarding the factors that form the basis for adjustments to be made to the allocations among the Underlying Funds.

Response.  The requested disclosure has been added.

32.           Comment.  For each Social Core Portfolio, please remove the identification of the social screen vendor from the “Principal Investment Strategies” summary section.

Response.  The requested change has been made.

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33.           Comment.  For each Social Core Portfolio, please remove the cross reference from the “Principal Investment Strategies” summary section regarding additional information about the social screens.

Response.  The requested change has been made.

34.           Comment.  For each Sustainability Portfolio, please list in the “Principal Investment Strategies” summary section the negative factors and positive factors that are used to make the overweight and underweight decisions for the Portfolio.

Response.  The requested disclosure has been added.

35.           Comment.  For U.S. Core Equity 1 Portfolio, U.S. Core Equity 2 Portfolio, U.S. Vector Equity Portfolio and International Core Equity Portfolio, please revise the paragraph in the “Principal Investment Strategies” summary section regarding the Portfolio’s increased exposure to small and value companies to make the discussion of the strategy clearer.

Response.  The requested revisions have been made.

36.           Comment.  For the DFA Real Estate Securities Portfolio and the DFA International Real Estate Securities Portfolio, in the “Principal Investment Strategies” summary section, please include the test used to determine if a company is principally engaged in the real estate industry.

Response.  The following disclosure was added for each Portfolio:  “The Portfolio generally considers a company to be principally engaged in the real estate industry if the company (i) derives at least 50% of its revenue or profits from the development, ownership, construction, management, or sale of residential, commercial, industrial, or other real estate; (ii) has at least 50% of the value of its assets invested in residential, commercial, industrial, or other real estate; or (iii) is organized as a REIT or REIT-like entity.  REIT-like entities are types of real estate companies that pool investors’ funds for investment primarily in income producing real estate or real estate related loans or interests.”

37.           Comment.  For the DFA One-Year Fixed Income Portfolio, DFA Two-Year Global Fixed Income Portfolio and LWAS/DFA Two-Year Fixed Income Portfolio, please discuss the legal authority for each Portfolio’s concentration policy.

Response.   In The First Australia Fund, Inc., SEC No-Action Letter (pub. Avail. July, 29, 1999), the SEC staff confirmed its position that a fund may adopt a concentration policy that allows for periods of concentration and non-concentration based on a policy providing specific criteria defining when the fund will concentrate in an industry.  In First Australia, the SEC staff stated that “ Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement. To satisfy this standard, we believe that a fund

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must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments.”   The Registrant believes that the concentration policy disclosed in the prospectus and SAI for each identified Portfolio provides clear, objective limitations on the Advisor’s discretion with respect to concentrating in the banking industry because the determination as to whether a Portfolio will concentrate in the banking industry is based on a comparison of the yield to maturity of banking industry securities and the overall market during a set period of time.   The Registrants believe the Portfolios’ concentration policy meets the standards described for concentration policies.

38.           Comment.  For the LWAS/DFA Two-Year Fixed Income Portfolio and LWAS/DFA Two-Year Government Portfolio, credit quality information should be included in the summary section of the prospectus.

Response.  A sentence has been added to each of the identified Portfolios’ summary sections providing the credit quality guidelines for the Portfolio.

39.           Comment.  The U.S. Large Cap Value Portfolio, U.S. Large Cap Value Portfolio II, U.S. Large Cap Value Portfolio III and LWAS/DFA High Book to Market Portfolio each define large cap companies to be those companies whose market capitalizations are generally in the highest 90% of total market capitalization or companies whose market capitalizations are larger than the 1,000th largest U.S. company, whichever results in the higher market capitalization break.  Please explain why this definition is an appropriate range for large cap companies.

Response.  The SEC staff provided the following guidance with respect to capitalization definitions in “Frequently Asked Questions about Rule 35d-1”:  “In developing a definition of the terms small-, mid-, or large-capitalization, registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.”

The Registrants believe that the Portfolios’ definition of large capitalization companies is consistent with the market capitalization range of a frequently used large capitalization company index and common usage of the term “large cap” in the fund industry.  The Portfolios’ definition of large cap companies is almost identical to the defined universe of the Russell 1000 Index, a widely recognized large cap index.  The Russell 1000 Index is defined as an index that measures the performance of the large cap segment of the U.S. equity universe.  It is a subset of the Russell 3000 Index and includes approximately 1,000 of the largest companies based on a combination of their market cap and current index membership.  The Russell 1000 Index represents approximately 92% of the Russell 3000 Index, which in turn represents 98% of the investable U.S. equity market.

As described below, many fund families define large capitalization companies with respect to the market capitalization range of a Russell 1000 Index and, therefore, these fund

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families have a similar large cap company definition as the Portfolios.  For example, the following fund families include a definition of large cap companies that references the market capitalization range of a Russell 1000 Index:  Fidelity funds; Goldman Sachs funds; Legg Mason funds; Munder funds; Franklin Templeton funds; Evergreen Investment funds; and American Century Investment funds.

In addition, Morningstar, a mutual fund rating organization, classifies each Portfolio as a large cap fund.

40.           Comment.  For the Large Cap International Portfolio, DFA International Value Portfolio, DFA International Value Portfolio II, DFA International Value Portfolio III, DFA International Value Portfolio IV, International Core Equity Portfolio, DFA International Real Estate Securities Portfolio, Tax-Managed DFA International Value Portfolio and LWAS/DFA International High Book to Market Portfolio, in the “Additional Information on Investment Objective and Policies” section, please include the disclosure that states that the Portfolio will invest in three or more non-U.S. countries, and that at least  40% of the Portfolio’s assets will be invested in companies associated with countries other than the U.S.

Response.  The requested disclosure has been added.

41.           Comment.  For each Emerging Markets Portfolio, please provide a description of frontier markets.

Response.  The requested disclosure has been added.

Payments to Financial Intermediaries

42.           Comment.  For the LWAS/DFA Portfolios, the disclosure under the heading “Payments to Financial Intermediaries” does not exactly match the disclosure as set forth in Form N-1A.

Response.  The LWAS/DFA Portfolios are sold exclusively through a single financial intermediary.  The disclosure in the prospectus has been modified to describe this arrangement.

43.           Comment.  For the Class R shares prospectus, the disclosure under the heading “Payments to Financial Intermediaries” does not exactly match the disclosure as set forth in Form N-1A.

Response.  The Class R shares are sold exclusively to retirement plans.  The disclosure in the prospectus has been modified to describe these arrangements.

Management of the Funds

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44.           Comment.  For each portfolio manager listed, please include five years of business experience, including each title held during that five years.

Response.  The requested disclosure has been added.

* * * * * *

In connection with each Registrant’s response to the SEC Staff’s comments on the Amendments, as requested by the Staff, each Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Valerie A. Brown
Valerie A. Brown, Esq.
Vice President
DFA Investment Dimensions Group Inc.
Dimensional Investment Group Inc.